Seaport Entertainment Group Inc.

199 Water Street, 28th Floor

New York, NY 10038

March 12, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attention: Nicholas Nalbantian

Re:	Acceleration Request of Seaport Entertainment Group Inc. Registration Statement on Form S-3 (File No. 333-294163)

Dear Mr. Nalbantian:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Seaport Entertainment Group Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 5:00 p.m., Eastern time, on March 16, 2026 or as soon thereafter as practicable.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by telephoning Zach Swartz at (804) 327-6324.

Thank you for your attention to this matter.

[Signature page follows]

Very truly yours,

Seaport Entertainment Group Inc.

By: /s/ Matthew M. Partridge_________
Name:Matthew M. Partridge
Title: President and Chief Executive Officer

cc:	Zach Swartz, Vinson & Elkins L.L.P.